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                                                                       EXHIBIT 5


                         [THE SPORTS CLUB COMPANY LOGO]

                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                   CONTACT: JOHN M. GIBBONS
                                                 PRESIDENT AND
                                                 CHIEF OPERATING OFFICER
                                                 THE SPORTS CLUB COMPANY, INC.
                                                 (310) 479-5200


                   THE SPORTS CLUB COMPANY ANNOUNCES EXERCISE
                            OF OVER-ALLOTMENT OPTION


LOS ANGELES, CA (April 28, 1998) -- The Sports Club Company, Inc. (AMEX: SCY) today announced that the underwriters have exercised the over-allotment option granted as part of the Company's recent public offering and have purchased 600,000 additional shares of the Company's common stock. The Company sold 500,000 shares, and Selling Stockholders sold 100,000 shares, each at a purchase price of $8.00 per share.

The underwriters for the offering include Schroder & Co. Inc. as lead manager, and Prudential Securities Incorporated and Sutro & Co. Incorporated as co-managers. Net proceeds from the offering are being used to repay indebtedness and for general corporate purposes, including capital expenditures and working capital.

The Sports Club Company operates upscale health and fitness clubs throughout the country. In addition to The Sports Club/LA and its sister clubs Reebok Sports Club/NY, The Sports Club/Las Vegas and The Sports Club/Irvine, the Company operates ten Spectrum Clubs. The Company is currently developing Sports Clubs in Boston, Houston, San Francisco, New York and Washington, D.C. and two other Spectrum Clubs in Southern California.

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